Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Power Systems Inc.

News Release

Ballard Receives Follow-On US$5.85 Million Equity Contribution from EBARA Corporation

For Immediate Release – October 3, 2006

Vancouver, Canada – Ballard Power Systems today announced the receipt of a US$5.85 million equity investment from EBARA Corporation (EBARA). In exchange for the US$5.85 million investment by EBARA, Ballard issued 1,022,549 Ballard Common shares. This represents the second half of the US$11.7 million equity investment commitment from EBARA as outlined in a transaction previously disclosed in September 2005.

The first half of the equity investment was made in September 2005 as part of a transaction between Ballard, EBARA, and their jointly-owned company EBARA BALLARD Corporation, which is focused on advancing the residential cogeneration product to the next stage of commercialization in Japan.

About Ballard
Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About EBARA Corporation
EBARA Corporation is globally recognized as a major developer, manufacturer and distributor of fluid machinery and systems, precision machinery and environmental engineering systems, and as a leader in zero-emission energy technology.

About EBARA BALLARD
EBARA BALLARD is based in Tokyo, Japan and its mandate is to develop, manufacture and sell fuel cell power generators incorporating the Ballard® fuel cell to customers in Japan. EBARA BALLARD is working with the largest natural gas company in Japan, Tokyo Gas, and is also working with Nippon Oil, the leading Japanese oil company, on a kerosene-fueled cogeneration system. Tokyo Gas began commercialization in February 2005, and Nippon Oil began commercialization in March 2006.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.
For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900. Ballard, the Ballard logo, Power to Change the World are registered trademarks of Ballard Power Systems Inc.